SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For 25 November, 2014

Commission File Number 1-14642

ING Groep N.V.

Bijlmerplein 888

1102 MG Amsterdam

The Netherlands

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b).

This Report contains a copy of the following:

The Press Release issued on 25 November, 2014

PRESS RELEASE

Amsterdam, 25 November 2014

ING to take next step in digital banking in the Netherlands

•	Omni-channel approach to create consistent customer service

•	Investment of EUR 200 million to further simplify and automate IT systems and processes

•	Measures to result in reduction of ING’s Dutch workforce by 1,700 FTEs over a three-year period and a pre-tax provision of around EUR 320 million in 4Q14

•	Expected annual gross savings of around EUR 270 million from 2018 onwards

In order to improve the customer experience and enhance operational excellence, ING will take measures to further expand digital banking, strengthen local advisory capabilities in the branch network and to make additional IT investments in its Dutch retail banking unit. These measures follow earlier initiatives in 2011 and 2012. The steps announced today will result in a workforce reduction and will lead to significant cost savings in the coming years.

Ralph Hamers, CEO of ING Group said: “In today’s digital world, change is a constant factor. Customers are using a range of channels for their banking needs. They expect to do their banking the way they want, when they want and in a consistent, reliable, clear and easy way. In this environment we need to continuously improve our service. We are creating a consistent customer experience by integrating our service channels in the Netherlands and by making a substantial investment to simplify and upgrade our IT systems. Unfortunately, the more efficient way of working will impact many of our employees. We will do our utmost to build on our track record of helping the employees affected to find new job opportunities.”

Currently, ING uses different IT systems for mobile app, website, call centre and branches. As a consequence, not all customer information is readily available in each channel. By moving to an omni-channel approach, customers can do all their banking digitally and the information will be available across all channels to provide a better, more seamless service. In addition, ING continues to invest in local advisory capabilities by making the expertise in branches more accessible via ING’s other service channels. As a result of these changes, customers can be offered more relevant, timely, and pro-active service and advice.

To support the omni-channel approach and to increase the reliability, efficiency and agility of its IT systems and operations in the Netherlands, ING will make further IT investments. These investments, which will lead to a more simplified IT landscape with standardised IT systems and highly automated processes will amount to a total of approximately EUR 200 million from 2015 to 2017. Total structural gross cost savings in addition to the existing running programs amount to approximately EUR 270 mln.

The further digitisation of ING’s banking services, the reduction of IT systems to be managed and the increased number of automated processes is expected to result in a further reduction of ING’s workforce in the Netherlands by around 1,700 FTEs over the next three years, mostly at the headquarters of ING Retail Banking and in the back offices, call centres and IT departments. For this, a pre-tax redundancy provision of EUR 320 million will be booked in the fourth quarter of 2014. In addition, ING will reduce the number of positions employed by external suppliers by 1,075.

NOTE FOR EDITORS

Ralph Hamers will discuss the announcements made today in a media conference call on 25 November 2014 at 9:00 a.m. CET. Journalists can join the conference call via the Q&A-mode at +31 20 341 8249 (NL) or +44 203 365 3210 (UK).

For further information on ING, please visit www.ing.com. Frequent news updates can be found in the Newsroom or via the @ING_news twitter feed. Photos of ING operations, buildings and its executives are available for download at Flickr. Footage (B-roll) of ING is available via videobankonline.com, or can be requested by emailing info@videobankonline.com. ING presentations are available at SlideShare. For convenient access to the latest financial information and press releases both online and offline, download the ING Group Investor Relations and Media app for iOs on the Apple Store or for Android on Google Play.

Press enquiries	Investor enquiries
Carolien van der Giessen	ING Group Investor Relations
+31 20 576 6386	+31 20 576 6396
Carolien.van.der.Giessen@ing.com	Investor.Relations@ing.com

ING PROFILE

ING is a global financial institution of Dutch origin offering banking services through its operating company ING Bank and holding significant stakes in the listed insurers NN Group NV and Voya Financial, Inc. The purpose of ING Bank is empowering people to stay a step ahead in life and in business. ING Bank’s 53,000 employees offer retail and commercial banking services to customers in over 40 countries.

ING Group shares are listed (in the form of depositary receipts) on the exchanges of Amsterdam (INGA NA, ING.AS), Brussels and on the New York Stock Exchange (ADRs: ING US, ING.N).

Sustainability forms an integral part of ING’s corporate strategy, which is evidenced by ING Group shares being included in the FTSE4Good index and in the Dow Jones Sustainability Index (Europe and World) where ING is the industry leader in the diversified financials group.

IMPORTANT LEGAL INFORMATION

Certain of the statements contained in this document are not historical facts, including, without limitation, certain statements made of future expectations and other forward-looking statements that are based on management’s current views and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in such statements. Actual results, performance or events may differ materially from those in such statements due to, without limitation: (1) changes in general economic conditions, in particular economic conditions in ING’s core markets, (2) changes in performance of financial markets, including developing markets, (3) consequences of a potential (partial) break-up of the euro, (4) the implementation of ING’s restructuring plan to separate banking and insurance operations, (5) changes in the availability of, and costs associated with, sources of liquidity such as interbank funding, as well as conditions in the credit markets generally, including changes in borrower and counterparty creditworthiness, (6) the frequency and severity of insured loss events, (7) changes affecting mortality and morbidity levels and trends, (8) changes affecting persistency levels, (9) changes affecting interest rate levels, (10) changes affecting currency exchange rates, (11) changes in investor, customer and policyholder behaviour, (12) changes in general competitive factors, (13) changes in laws and regulations, (14) changes in the policies of governments and/or regulatory authorities, (15) conclusions with regard to purchase accounting assumptions and methodologies, (16) changes in ownership that could affect the future availability to us of net operating loss, net capital and built-in loss carry forwards, (17) changes in credit-ratings, (18) ING’s ability to achieve projected operational synergies and (19) the other risks and uncertainties detailed in the risk factors section contained in the most recent annual report of ING Groep N.V.

Any forward-looking statements made by or on behalf of ING speak only as of the date they are made, and, ING assumes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or for any other reason. This document does not constitute an offer to sell, or a solicitation of an offer to buy, any securities.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ING Groep N.V.
(Registrant)

By:	/s/ P. Jong
P. Jong
Global Head of Communications

By:	/s/ C. Blokbergen
C. Blokbergen
Head Legal Department

Dated: 25 November, 2014